December 4, 2000

BY FAX

Dr. Louis F. Centofanti, Chariman of the Board, President, CEO

Mr. Richard Kelecy, CFO

Perma-Fix Environmental Services, Inc.

1940 N.W. 67th Place

Gainsville, FL 32653

C/O Mr. Robert Mayer Mr. Scott Zimmerman

Managing Director Assistant Vice President

Larkspur Capital Corporation Ryan, Beck & Co

445 Park Avenue 200 Park Avenue

New York, NY 10022 New York, NY 10166

Dear Messrs. Centofanti and Kelecy:

You have requested that PNC Bank, National Association ("PNC") provide Perma-Fix Environmental Services, Inc. ("Borrower" or "PESI") with up to $22,000,000 in senior secured financing, the proceeds of which will be used to (i) refinance existing revolving and term credit facilities, (ii) refinance a $2.5MM short term seller note to Waste Management, Inc. for the acquisition of Diversified Scientific Services, Inc. ("DSSI") from Waste Management, Inc., and (iii) provide for the ongoing working capital needs of the Borrower.

PNC is pleased to present a commitment to provide up to $22,000,000 for the purposes set forth above as more fully described in the attached Preliminary Memorandum of Terms and Conditions (the "Preliminary Term Sheet").

PNC reserves the right to syndicate the Credit Facilities (either before or after execution of definitive documentation) with a financial institution or group of financial institutions. Accordingly, the Borrower hereby represents and covenants that to the best of its knowledge, all written information and data prepared by the Borrower, concerning the Borrower or the transactions contemplated hereby (the "Information") which is made available in writing to PNC by the Borrower or any authorized representative of the Borrower in connection with the transactions contemplated hereby (as subsequently updated or corrected), will be complete and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein in the aggregate, in light of the circumstances under which such statements were made, not misleading. In arranging and syndicating the credit facilities, PNC will be using and relying on the Information without independent verification thereof.

PNC may terminate its obligations under this letter if terms of the transaction are changed in any material respect, if any material information submitted to PNC proves to have been inaccurate or incomplete in any material respect, or if any material adverse change occurs, or any additional information is disclosed to or discovered by PNC, whether prior to Borrower's acceptance of this letter or during the period of such acceptance until the execution of definitive documentation, which PNC deems materially adverse in respect of the condition (financial or otherwise), business, operations, assets, nature of assets, liabilities or prospects of the Borrower.

The Borrower hereby indemnifies and holds harmless PNC and each director, officer, employee and affiliate thereof (each, an "Indemnified Person"), from and against any and all losses, claims, damages, expenses and liabilities incurred by any Indemnified Person that arise out of or relate to any investigation or other proceeding (including any threatened investigation or litigation or other proceedings and whether or not such Indemnified Person is a party thereto) relating to this letter, the Preliminary Term Sheet or the transactions contemplated hereby, including without limitation the reasonable fees and disbursements of counsel (which fees and disbursements may include, but are not limited to, reasonable fees and disbursements of in-house counsel incurred in connection with any of the foregoing) but excluding any of the foregoing claimed by any Indemnified Person to the extent incurred by reason of the gross negligence or willful misconduct of such Indemnified Person as determined by a final nonappealable judgment of a court. PNC shall not be responsible or liable to the Borrower or any other person for consequential damages which may be alleged as a result of this letter, the Term Sheet or any of the transactions contemplated hereby. The Borrower's obligations under this paragraph shall survive any termination of this letter except that upon the execution of the definitive financing agreements the terms of such agreements shall supersede these provisions.

This letter and Term Sheet are delivered to the Borrower on the condition that they be kept confidential and not to be shown to, or discussed with, any third party (other than on a confidential or need-to-know basis with the Borrower's directors, officers, employees, counsel and other advisors, or as required by law) without PNC's prior approval.

PNC and Borrower hereby waive any right to trial by jury on any claim, demand, action, or cause of action arising under this proposal letter, the Preliminary Term Sheet, any transaction relating hereto, or any other instrument, document or agreement executed or delivered in connection herewith, whether sounding in contract, tort or otherwise.

If the offer evidenced in this letter and Term Sheet is acceptable, please indicate your acceptance by signing and returning this letter along with a non-refundable Commitment Fee of $75,000 (the "Commitment Fee"). The Commitment Fee will be applied to the Closing Fee at closing. In the event that the Borrower does not accept PNC's commitment, requests PNC to cease seeking credit approval or accepts a commitment from another lender or financing source, the Commitment Fee will be deemed earned in its entirety.

We appreciate the opportunity to provide this commitment and look forward to working with you on successfully completing this transaction. We will complete documentation of the transaction after we have received this letter countersigned by you and returned to PNC together with the $75,000 Commitment Fee before the close of business on December 8, 2000.

Sincerely,

PNC Bank, National Association

By: /s/ Ilan Yehros

_______________________________

Name: Ilan Yehros

Title: Vice President

Agreed and accepted:

Perma-Fix Environmental Services, Inc.

By: /s/ Richard T. Kelecy

________________________________

Name: Richard T. Kelecy

Title: Vice President and CFO

Acknowledged by: Acknowledged by:

Larkspur Capital Corporation Ryan, Beck & Co

By: /s/ Robert G. Mayer, Jr. By: /s/ Randy F. Rock

________________________________ ________________________________

Name: Name: Randy F. Rock

Title: Title: Managing Director

cc: W. Kosis - PNC

B. MacConnell - PNC

P. Thompson - PNC

V. Rivera - PNC

C. Logan - PNC

G. Bernstein - PNC

B. Goodwin - Larkspur Capital Corporation

S. Zimmerman - Ryan, Beck & Co.

MEMORANDUM OF TERMS AND CONDITIONS FOR

Perma-Fix Environmental Services, Inc.

___________________________________________________________________________

Borrower: Perma-Fix Environmental Services, Inc. ("PESI" or "Borrower").

Agent: PNC Bank, National Association ("PNC").

Lender: PNC Bank, National Association ("Bank") and such other financial institutions as PNC deems necessary.

Purpose: (i) refinance existing revolving and term credit facilities

(ii) refinance a $2.5MM short term seller note to Waste Management, Inc. for the acquisition of Diversified Scientific Services, Inc. ("DSSI") from Waste Management, Inc.,

(iii) provide for the ongoing working capital needs of the Borrower.

Total Financing: Up to $22,000,000 in senior secured financing.

Credit Facilities: 1) Revolving Credit (discretionary advances of (i) up to 85% of eligible accounts receivable aged 60 days from due date on commercial accounts, up to 90 days from invoice date, (ii) up to 85% of eligible accounts receivable aged 90 days from due date on commercial broker accounts, up to 120 days from invoice date, (iii) up to 85% of eligible accounts receivable aged 60 days from due date on government accounts, up to 150 days from invoice date, and (iv) up to 50% of eligible unbilled receivables aged 60 days, all cross aged on the basis of 50% or more in ineligibles.

Sublimits:

Limit on availability from unbilled accounts to be determined.

Availability for Letters of Credit limited to $500,000.

Term Loan ((i) discretionary advances of up to 80% of the appraised orderly liquidation value of machinery and equipment, plus (ii) discretionary advances of up to 70% of the appraised fair market value of eligible real estate, limited to no more than $2,000,000).

Amount: 1) Up to $15,000,000

Up to $7,000,000

Amortization: 1) Available for borrowing and re-borrowing until maturity, subject to a borrowing base.

The Term Loan to be paid in sixty (60) equal monthly principal payments based on a seven (7) year amortization schedule with the remaining balance due at maturity.

Maturity: Five (5) years from the closing date.

Interest Rates: 1) PNC Prime Rate floating plus 1.00% or 1, 2 or 3 month fully absorbed PNC Eurodollar Rate + 3.50% per annum

PNC Prime Rate floating + 1.50% or 1, 2 or 3 month fully absorbed PNC Eurodollar Rate + 4.00% per annum

Interest will be calculated on the daily outstandings on a 360 day year for the actual number of days elapsed and will be due monthly in arrears on the first business day of each month for Prime Rate borrowings and at maturity for Eurodollar borrowings.

Letter of Credit

Fees: Documentary L/Cs at 3.00% per annum plus issuing costs.

Default Rate: 2% over the applicable rate

Collateral : (i) First priority perfected security interest in all the Borrower's present and future and wherever located accounts, general intangibles, contract rights, all rights to the payment of money, instruments, documents, chattel paper, inventory, machinery, equipment, furniture, fixtures, leasehold improvements, licenses, trademarks, tradenames, patents, copyrights, other assets, stock of all subsidiaries, and mortgages on real estate, and (ii) all proceeds and products thereof. All loans shall be completely cross-collateralized and secured by all Collateral in all respects. All loans shall also be secured by each subsequently acquired or organized subsidiary of the borrower.

Fee Structure:

Deposit Fee: $125,000 (received)

Commitment Fee: $75,000 due upon Borrower's acceptance of a commitment letter and applied to the Closing Fee, if the transaction closes. The Commitment Fee and the Deposit Fee shall be otherwise non-refundable.

Facility Fee: 0.50% per annum on the unused portion of the Revolving Credit facility. This fee shall be calculated on the basis of a 360 day year for the actual number of days elapsed and will be payable quarterly in arrears.

Closing Fee: 1.0% of the Total Financing ($220,000). Any unused portion of the Deposit Fee as set forth above and in the transmittal letter accompanying this proposal and the Commitment Fee shall be credited to the Closing Fee, which shall be payable on the closing date.

Collateral

Management Fee: $6,250 per month (audits are an additional $750 per person-day plus expenses) to be paid by Borrower.

Prepayment Fee: 1.5% of the Total Financing if prepaid within one year, 1% of the Total Financing in years 2 and 3, and 0.75% of the Total Financing thereafter.

Expenses: All expenses including reasonable legal, accounting, appraisal, audit, searches and the filing and recording of UCC filings and other security interests, and any other expenses in reference to structuring, documenting, closing, monitoring or enforcing the agreements shall be for the account of the Borrower.

Conditions

Precedent: Including, but not limited to, the following:

No material adverse change in the condition, financial or otherwise, operations, properties, assets, nature of assets or prospects of the Borrower.

No material threatened or pending litigation or material contingent obligations.

Satisfactory documentation and satisfactory legal review of all documentation. Subordination agreements satisfactory in form and substance to the Agent and its counsel.

Satisfactory legal opinions

Satisfactory review of the Borrower's books, records and monthly & annual financial projections & assumptions showing the ability to service the proposed financing, satisfactory trade references and satisfactory representations of the Borrower's Year 2000 readiness.

With respect to the Term Loan, the Bank will require the Borrower to obtain interest rate protection for at least one half of the Term Loan, in form and substance satisfactory to the Bank.

Evidence that all actions necessary or, in the opinion of the Agent, desirable, to perfect and protect the security interests of the Agent have been taken.

Satisfactory review by the Agent of all material agreements including, but not limited to, any purchase and sale agreement(s), the asset purchase and other documentation governing DSSI's acquisition, related documentation specifying Seller's representations and warranties, and material contracts, licenses, permits, etc. necessary to the operation of Borrower's business.

Satisfactory field examination to be completed by examiners selected by Agent. Satisfactory environmental assessment on properties and plants by a firm mutually agreed upon which would be engaged by the Agent.

The Borrower will have a minimum revolving credit availability of $3,000,000 at closing after giving effect to fees, expenses, and subtraction of trade payables 60 days or more past due. Such availability to be evidenced by a Borrowing Base Certificate satisfactory to the Agent.

Borrower will be allowed to repay a $750,000 note extended by RBB Bank Aktiengesellschaft ("RBB") which is due in full on 12/31/00, to the extent of the amount which at closing would exceed $3,500,000. RBB's $3MM bridge loan to the Company to help finance the acquisition of DSSI and any remaining balance of the $750M note may be repaid from the proceeds of a private placement of new subdebt or equity.

Evidence that Borrower is in compliance with all pertinent Federal, State and local regulations including, but not limited to, those with respect to EPA, OSHA and ERISA.

Customer Remittances: All customers shall be directed to make remittances to a lockbox or blocked account approved and controlled by Agent. Customer remittances shall be credited to the Borrower's account one (1) business day following the business day PNC receives such remittance via wire transfer or electronic depository check.

Covenants: Including but not limited to maintenance of corporate existence, payment on indebtedness and taxes when due, financial reporting requirements (to include monthly internal and annual audited financial statements of the Borrower, quarterly financial statements, monthly accounts receivable and accounts payable agings, monthly inventory designations, and monthly Borrowing Base certificates), delivery of certificate of non-default, limitation on dividends and stock repurchases, limitation on capital expenditures, restriction and quality standards with respect to investments, limitation on other debt, limitation on other liens or guaranties, limitation on change of control, no change in nature of business, limitations on mergers or acquisitions, no change in fiscal year, no additional subsidiaries, limitation on sale of assets. Loan documentation will contain language requiring the Borrower to represent, warrant and demonstrate that its computer systems are "Year 2000" compliant.

Financial covenants will be based on a minimum tangible net worth and a fixed charge coverage test defined as EBITDA less non-financed capital expenditures and cash taxes paid divided by the sum of interest and principal on all indebtedness, and a mandatory 50% annual cash-flow recapture applied to the Term Loan in inverse order.

To the extent the $3,750M of RBB loans are paid out of proceeds of new subdebt or equity, the permitted unfinanced CapEx shall be increased by one-half of that amount in the year the proceeds are received and by one-half of that amount in the following year.

Representations

and Warranties: Borrower will make such representations and warranties as may be appropriate in the Agent's judgment in light of the proposed transaction and the general circumstances of the Borrower.

Events of Default: Appropriate events of default, including but not limited, to the following:

1) Any non-payment when due of interest and/or principal of any advance, loan or drawing under the Credit Facilities, or any fee thereunder. Payment defaults to include violation of the borrowing base.

2) Any breach in any material respect of any representation or warranty when made.

3) Any violation in any respect of any affirmative or negative covenant.

4) Any of the security interests or liens granted by the Collateral Documents ceases to be valid, binding and enforceable first priority security interest.

5) Any default related to other material indebtedness by the Borrower which has continued beyond the grace period or for a period of time sufficient to permit the acceleration of such indebtedness.

6) Any bankruptcy, insolvency, attachment, receivership or similar proceeding shall be instituted by or against the Borrower.

7) Any judgments in the aggregate for the payment of money in excess of $250,000 shall be rendered against the Borrower unless the same shall be contested in good faith, and the Borrower establishes reserves satisfactory to the Agent.

Governing Law: New York

Miscellaneous: Satisfactory consent to jurisdiction provision. Waiver of jury trial.